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August 21, 2009

OMV sells a further 30 filling stations

- **30 filling stations sold: Continued operation of stations guaranteed by acquirers**
- **Negotiations for disposal of an additional 15 stations currently underway**
- **OMV to evaluate the potential closure of unsold stations**

In 2008 OMV sold 60 OMV and Avanti filling stations throughout Austria. Early in 2009, OMV announced its intention to continue with the optimisation of its filling station network as part of a new network evaluation, and to dispose of an additional 70 OMV and Avanti stations across the country. Against the backdrop of an ever increasing competitive marketplace and shrinking margins, such measures have now become necessary throughout the entire petroleum industry. 30 stations have been sold to new acquirers and operators, with negotiations for the disposal of a further 15 stations currently underway with private interested parties. Suitable investors have not been found for the remaining 25 filling stations due to tighter legal and economic conditions in the filling station market. As a result OMV is evaluating the potential closure of the remaining locations.

OMV continues to pursue a growth strategy in the premium segment of the filling station market. The focus is on strengthening and further expanding well located and highly frequented stations. At the beginning of 2009, the company announced the disposal of 70 OMV and Avanti filling stations across the country as part of a new network evaluation aimed at enhancing efficiency and optimising costs.

To date 18 OMV and 12 Avanti stations have been sold to new acquirers and operators:

- In Carinthia, Styria and Upper Austria a total of 13 stations were sold to Annawitt and will operate under the brand A1.
- Nine filling stations in Burgenland and Lower Austria were acquired by the Vienna-based petroleum wholesale company AWI.
- In Tirol and Vorarlberg four stations were taken over by Gutmann.
- In the Federal Province of Salzburg four stations were sold to Leikermoser.

15 additional OMV and Avanti stations will be sold to private interested parties, with negotiations currently underway.

Move & More. OMV

Suitable investors could not be found for the remaining 25 filling stations. Due to tighter regulations, increased competition and shrinking margins in the filling station market, a resolution with interested parties could not be reached. OMV is therefore currently evaluating the possible closure of the remaining locations.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a current market capitalization of approximately EUR 8.5 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Investor Relations	Tel. +43 1 40440 21600; e-mail: investor.relations@omv.com
Press office	Tel. +43 1 40440 21661; e-mail: info.presse-kommunikation@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2009 on November 10, 2009

Move & More. OMV